SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 6, 2009

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒             40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED FINANCIAL RESULTS

For the three and six months ended 30 June 2009

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for Inmarsat Holdings Limited for the year ended 31 December 2008 as filed with the Securities and Exchange Commission (“SEC”) on 29 April 2009.

As a consequence, the Group’s future financial condition, results of operations and cash flows, as well as the development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short-term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilized to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the Net Borrowings on which we are required to pay interest.

Free cash flow

We define free cash flow (“FCF”) as net cash generated from operating activities less capital expenditure, capitalised operating costs, net interest and cash tax payments. Other companies may define FCF differently and, as a result, our measure of FCF may not be directly comparable to the FCF of other companies.

FCF is a supplemental measure of our performance and liquidity under International Financial Reporting Standards (“IFRS”) that is not required by, or presented in accordance with IFRS. Furthermore, FCF is not a measurement of our performance or liquidity under IFRS and should not be considered as an alternative to net income and operating income as a measure of our performance and net cash generated from operating activities as a measure of our liquidity, or any other performance measures derived in accordance with IFRS.

We believe FCF is an important financial measure for use in evaluating our financial performance and liquidity, which measures our ability to generate additional cash from our business operations. We believe it is important to view FCF as a measure that provides supplemental information to our entire statement of cash flows.

EBITDA

We define EBITDA as profit before interest, taxation, depreciation and amortization and share of results of associates. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with IFRS. Furthermore, EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation and amortization of tangible and intangible assets (affecting relative depreciation and amortization expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Operating and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat Holdings Limited (“the Company” or together with its subsidiaries, “the Group”) for the three and six months ended 30 June 2009. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

Overview

Inmarsat is the leading provider of global mobile satellite communications services (“MSS”), providing data and voice connectivity to end-users worldwide. Inmarsat has 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of eleven owned and operated geostationary satellites, the Group provides a comprehensive portfolio of global mobile satellite communications services for use on land, at sea and in the air. These include voice and broadband data services, which support safety communications, as well as standard office applications such as email, internet, secure VPN access and videoconferencing. The Group’s revenues for the three months ended 30 June 2009 were US$173.2m (2008: US$163.7m), operating profit was US$80.9m (2008: US$71.2m) and EBITDA was US$125.4m (2008: US$114.0m).

The results of the Group’s operations are reported in US Dollars as the majority of our revenues and borrowings are denominated in US Dollars.

SkyWave Mobile Communications

On 1 July 2009, Inmarsat plc (the ultimate parent company of the Group) completed its previously announced strategic investment, long-term global distribution agreement and new product development agreement with SkyWave Mobile Communications (“SkyWave”). The investment in SkyWave is held indirectly by Inmarsat plc, through its wholly-owned subsidiary, Inmarsat Finance III Limited and therefore does not form part of the Group. Inmarsat has acquired a stake of approximately 19% in the privately held SkyWave for a cash consideration of US$10.0m and a deferred consideration of US$11.5m consisting of deferred airtime credits.

Concurrent with this investment, SkyWave has acquired assets relating to the GlobalWave satellite low data rate (“SLDR”) products and services business from its parent company, TransCore, a US-based logistics operator for the transportation industry. SkyWave has entered into a sales distribution relationship with TransCore focusing on the North American trucking and rail segments of the SLDR market.

In addition, Inmarsat Global Limited, a subsidiary of the Company, and SkyWave have entered into a distribution agreement for the global supply of satellite capacity to SkyWave. The agreements also provide for a fully funded development programme by SkyWave for new products and services designed to work over the Inmarsat system.

New US$500.0m Senior Credit Facility

On 16 July 2009, Inmarsat Investments Limited (a subsidiary company) signed a new US$500.0m forward starting senior credit facility. The new facility will mature in May 2012 and will replace Inmarsat’s existing senior credit facility which matures in May 2010. The company may elect to draw the new facility at any time up to May 2010 and the existing senior credit facility will be repaid and cancelled at that time. The new facility was provided to Inmarsat by a group of 12 banks and comprises a US$200.0m term loan and US$300.0m revolving credit facility.

Inmarsat satellite constellation

On 20 May 2009, we announced that we had signed a contract with Arianespace for the launch of the Alphasat I-XL satellite. The satellite is currently under construction by Astrium and is planned for launch in 2012 using an Ariane 5 ECA launch vehicle.

S-band spectrum award

On 14 May 2009, we confirmed that we had been selected by the European Commission (“EC”) to operate a MSS system in Europe under the co-ordinated European S-Band Application Process. As a result of the process, we received an award for operations using 30MHz (2x15MHz) of S-band radio spectrum.

Inmarsat’s S-band satellite programme, known as EuropaSat, aims to deliver next-generation telecommunications services across all 27 member states of the European Union. These new services are expected to include mobile multimedia broadcast, mobile broadband and next-generation MSS services for consumers, enterprise and institutional users throughout Europe, including those in remote and rural areas.

Inmarsat services

On 16 June 2009, we launched BGAN X-Stream in the Asia Pacific region, completing the global coverage for the new service, which provides enhanced data streaming capability for BGAN users. This new BGAN service offers customers at least a 50% increase on the previous highest bit-rate streaming capabilities. BGAN X-Stream guarantees streaming data rates at a minimum of 384kbps, and can deliver up to 450kbps in certain circumstances. BGAN X-Stream is designed to meet the requirements of a wide base of customers and is expected to appeal particularly to media and government users.

On 1 July 2009, we confirmed that our new FleetBroadband 150 (“FB150”) service was live and passing commercial voice and data traffic on our network. The FB150 service was introduced to target and expand the addressable market of small vessels, offering voice connection of landline quality, accessible simultaneously with an internet connection (IP) of up to 150kbps and simple-to-use SMS. The first manufacturers of FB150 terminals are Thrane & Thrane and AddValue. Global roll-out of the FB150 service by our FleetBroadband distribution partners is under way and the service has received very positive market feedback.

New Director appointed

On 5 May 2009, we appointed Janice Obuchowski as an additional Non-Executive Director to our Board and as a member of the Audit Committee. Mrs Obuchowski has held several senior positions, both in the US government and in the private sector. She served as Head of Delegation and as the US Ambassador to the World Radiocommunications Conference 2003 and was Assistant Secretary for Communications and Information at the Department of Commerce leading the National Telecommunications and Information Administration under President George H W Bush. Earlier in her career she held several positions at the Federal Communications Commission, including Senior Advisor to the Chairman. She is President and founder of Freedom Technologies, Inc. and is currently on the public company boards of Orbital Sciences Corporation and CSG Systems, Inc where she has responsibility for chairing committees for both those companies. She has had other public company experience with Qualcomm and Stratos.

Dividends

During the quarter a final dividend of US$86.5m for the 2008 financial year as recommended by the Directors was approved and paid to Inmarsat plc (the ultimate parent company).

The Board intends to declare and pay an interim dividend for the 2009 financial year of US$58.5m to Inmarsat plc on 30 October 2009. This dividend has not been recognised as a liability as at 30 June 2009.

Revenues

Revenues for the three months ended 30 June 2009 were US$173.2m, an increase of US$9.5m, or 5.8%, compared with the three months ended 30 June 2008. The table below sets out the components of the Group’s total revenue for each of the periods under review:

	Three months ended 30 June		Increase/ (decrease)	Six months ended 30 June		Increase/ (decrease)
	2009	2008		2009	2008
	(US$ in millions)%			(US$ in millions)%
Revenues
Maritime sector:
Voice services	26.9	26.3	2.3%	53.1	52.7	0.8%
Data services	63.7	57.5	10.8%	123.6	115.3	7.2%

Total maritime sector	90.6	83.8	8.1%	176.7	168.0	5.2%
Land mobile sector:
Voice services	2.3	3.1	(25.8%)	4.7	5.9	(20.3%)
Data services	33.2	35.3	(5.9%)	65.3	63.7	2.5%

Total land mobile sector	35.5	38.4	(7.6%)	70.0	69.6	0.6%
Aeronautical sector	18.7	15.6	19.9%	35.5	28.3	25.4%
Leasing	25.5	20.8	22.6%	49.4	37.9	30.3%

Total mobile satellite communications services	170.3	158.6	7.4%	331.6	303.8	9.2%

Other income	2.9	5.1	(43.1%)	5.0	7.8	(35.9%)

Total revenue	173.2	163.7	5.8%	336.6	311.6	8.0%

During the three months ended 30 June 2009, revenues from mobile satellite communications services (“MSS”) were US$170.3m, an increase of US$11.7m, or 7.4%, compared with the three months ended 30 June 2008. Growth has been driven by services such as BGAN, Swift 64, Fleet and FleetBroadband, as well as from new leasing business.

Total active terminal numbers as at 30 June 2009 were 252,700, an increase of 17,300, or 7.3%, compared with 30 June 2008. There was growth in both the maritime and aeronautical sectors, partially offset by a reduction in the land mobile sector. Maritime active terminals were up 12.5% period over period, which included 29% growth in our base of active Fleet and FleetBroadband terminals. The increase in the number of maritime active terminals is also driven by sales of Inmarsat-C terminals, which are often installed for regulatory compliance reasons, but generate low levels of traffic and revenue. In the land mobile sector, the number of active terminals reflects increased numbers of BGAN subscribers, being more than offset by reductions in older services, including GAN and Mini M, plus the discontinuation of the R-BGAN service as at 31 December 2008 (there were 6,000 active R-BGAN terminals at 30 June 2008 and nil at 30 June 2009). In the aeronautical sector, we have seen continued growth in Swift 64 (high-speed data) and ‘Classic’ aero (low-speed data) with increased active terminal numbers.

The table below sets out the active terminals by sector:

	As at 30 June		Increase/ (decrease)
(000’s)	2009	2008	%
Active terminals(1)
Maritime	166.7	148.2	12.5%
Land mobile	75.5	77.6	(2.7%)
Aeronautical	10.5	9.6	9.4%

Total active terminals	252.7	235.4	7.3%

(1)	Active terminals are the number of subscribers or terminals that have been used to access commercial services (except ACeS handheld terminals) at any time during the preceding twelve-month period and registered at 30 June. Active ACeS handheld terminals are the average number of terminals active on a daily basis during the period.

Total active terminals, excluding the discontinued R-BGAN service, as at 30 June 2008, were 229,400. Total active terminals as at 30 June 2009 were 252,700, an increase of 23,300 or 10.2%, compared with 30 June 2008 (excluding R-BGAN terminals).

Seasonality – Impact of volume discounts: The terms of the Volume Discount Scheme (“VDS”) have changed following the signing of the new distribution agreements by our distribution partners. With effect from 1 May 2009, the VDS was changed, resulting in the implementation of a more even phasing of discounts during the year. Historically, volume discounts under the old VDS progressively increased over the course of the year, with lower discount levels in early quarters and higher discount levels in later quarters, as our distribution partners met specific thresholds. Volume discounts for the period 1 January 2009 to 30 April 2009 were based on the old VDS, condensed from a twelve-month period into a four-month period. Volume discounts for the period 1 May 2009 to 31 December 2009 are based on the new structure where discounts remain constant through the period.

During the three months ended 30 June 2009, volume discounts were US$15.3m, an increase of US$2.9m, or 23%, compared with the three months ended 30 June 2008. The shortened nature of the VDS in relation to the old distribution agreements resulted in higher discounts being recorded in the three months ended 30 June 2009 compared to 30 June 2008. Furthermore, volume discounts have been impacted by growth in underlying revenue. However, for 2009 as a whole, we expect total volume discounts to be lower than the total recorded for 2008.

Maritime Sector: During the three months ended 30 June 2009, revenues from the maritime sector were US$90.6m, an increase of US$6.8m, or 8.1%, compared with the three months ended 30 June 2008. Adjusted for the impact of volume discounts, the underlying growth in the maritime sector during the three months ended 30 June 2009 compared to the three months ended 30 June 2008 was 11.8%.

Revenues from data services in the maritime sector during the three months ended 30 June 2009 were US$63.7m, an increase of US$6.2m, or 10.8%, compared with the three months ended 30 June 2008. The increase in revenues from data services reflects greater demand, primarily as a result of the continued take-up and strong usage of our Fleet and FleetBroadband services, plus increased usage of our mature Inmarsat-B service due to increased government usage in the Indian Ocean region. Active Inmarsat-B terminal numbers continue to decline due to old ships being decommissioned and new ships being fitted with Fleet and FleetBroadband terminals. There was a decrease in revenues from Inmarsat-C, where the increase in terminal numbers for regulatory compliance is not translated into revenue growth, and Mini M, where there is a long-term decline in demand for fax services.

Revenues from voice services in the maritime sector during the three months ended 30 June 2009 were US$26.9m, an increase of US$0.6m, or 2.3% compared to the three months ended 30 June 2008. Growth in demand for voice services among users of our Fleet and FleetBroadband services was partially offset by a decline in our Mini M service due to competition.

Land Mobile Sector: In the three months ended 30 June 2009, revenues from the land mobile sector were US$35.5m, a decrease of US$2.9m, or 7.6%, compared with the three months ended 30 June 2008.

Revenues from data services in the land mobile sector during the three months ended 30 June 2009 were US$33.2m, a decrease of US$2.1m, or 5.9%, compared with the three months ended 30 June 2008. Continued strong growth in BGAN revenue was offset by the discontinuation of R-BGAN, which had revenues of US$2.2m during the three months ended 30 June 2008; the decline in GAN high-speed data traffic following reduced traffic levels in the Middle East as a result of troop withdrawals from Iraq, competition from VSAT and a seasonal impact caused by the change to the new distribution agreements on 1 May 2009. The introduction of price decreases and performance incentives in BGAN and the phasing of the volume discount schemes due to the new distribution agreements, resulted in a US$1.8m negative net impact for land mobile data in the three months ended 30 June 2009 compared to the three months ended 30 June 2008, primarily affecting BGAN. However, for 2009 as a whole, we expect the impact of the new distribution agreement to be neutral for BGAN and overall positive for land data.

Revenues from BGAN services for the three months ended 30 June 2009 were US$22.7m, an increase of US$3.1m, or 15.8%, compared with the three months ended 30 June 2008. These figures include voice, data and subscription revenues. As at 30 June 2009, active BGAN subscribers were 31,896 compared with 21,909 as at 30 June 2008, an increase of 9,987 or 46% period on period. BGAN growth has been driven largely by new subscribers.

Revenues from voice services in the land mobile sector during the three months ended 30 June 2009 were US$2.3m, a decrease of US$0.8m, or 26%, compared with the three months ended 30 June 2008. This continues the trend experienced over the last few years of declining traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators.

Aeronautical Sector: During the three months ended 30 June 2009, revenues from the aeronautical sector were US$18.7m, an increase of US$3.1m, or 20%, compared with the three months ended 30 June 2008. The increase is a result of continued demand for our Swift 64 high-speed data service which experienced a 22% increase in active terminals compared to the three months ended 30 June 2008. Our Swift 64 service targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition, revenues for low-speed data services benefited from increased industry demand.

Leasing: During the three months ended 30 June 2009, revenues from leasing were US$25.5m, an increase of US$4.7m, or 23%, compared with the three months ended 30 June 2008. The increase is a result of additional government contracts for land-based services and the expansion of a Swift 64 lease from an aeronautical customer.

Other income: Other income for the three months ended 30 June 2009 was US$2.9m, a decrease of US$2.2m or 43%, compared with the three months ended 30 June 2008, reflecting a decrease in revenue from the sale of satellite phone services (“SPS”) end-user terminals. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for in-orbit support services and revenue from sales of SPS end-user terminals.

Net operating costs

Net operating costs in the three months ended 30 June 2009 were US$47.8m, a decrease of US$1.9m, or 3.8%, compared with the three months ended 30 June 2008. The table below sets out the components of the Group’s net operating costs for each of the periods under review:

(US$ in millions)	Three months ended 30 June		Six months ended 30 June
	2009	2008	2009	2008
Employee benefit costs	27.3	25.9	52.7	51.7
Network and satellite operations costs	9.8	9.9	19.6	18.8
Other operating costs	15.3	19.9	31.4	34.7
Work performed by the Group and capitalized	(4.6)	(6.0)	(9.8)	(11.2)

Total net operating costs	47.8	49.7	93.9	94.0

Impact of hedged foreign exchange rate

The functional currency of the Group’s principal subsidiaries is US Dollars. Approximately 60% of the Group’s costs are denominated in Pounds Sterling. Net operating costs in the second quarter of 2009 have been affected by a favorable movement in the Group’s hedged rate of exchange from US$2.01/£1.00 in 2008 to US$1.92/£1.00 in 2009. The movement in the hedged rate of exchange in the quarter has resulted in a decrease in comparative costs of US$1.3m.

Employee benefit costs

Employee benefit costs during the three months ended 30 June 2009 were US$27.3m, an increase of US$1.4m, or 5.4%, compared with the three months ended 30 June 2008. The increase can primarily be attributed to additional staff costs due to an increase in total full-time equivalent headcount (482 at 30 June 2009 compared to 469 at 30 June 2008), pay rises in 2008, higher staff bonus costs and stock compensation costs due to new share awards. The increase has been partly offset by a favorable movement in the Group’s hedged rate of exchange.

Network and satellite operations costs

Network and satellite operations costs during the three months ended 30 June 2009 were US$9.8m, a decrease of US$0.1m, or 1.0%, compared with the three months ended 30 June 2008.

Other operating costs

Other operating costs during the three months ended 30 June 2009 were US$15.3m, a decrease of US$4.6m, or 23%, compared with the three months ended 30 June 2008. The decrease relates to the movement in the Group’s hedged rate of exchange, lower professional fees and lower direct cost of sales due to decreased SPS terminal sales.

Work performed by the Group and capitalized

Own work capitalized during the three months ended 30 June 2009 was US$4.6m, a decrease of US$1.4m, or 23%, compared with the three months ended 30 June 2008. Own work capitalized reflects the shift of work from our BGAN and Inmarsat-4 programmes to the development of the global satellite phone service (“GSPS”) network and terminals and the Alphasat satellite project.

EBITDA

As a result of the factors discussed above, EBITDA for the three months ended 30 June 2009 was US$125.4m, an increase of US$11.4m, or 10.0%, compared with the three months ended 30 June 2008. EBITDA margin has increased from 69.6% for the three months ended 30 June 2008 to 72.4% for the three months ended 30 June 2009, primarily as a result of increased revenues and a favorable movement in the Group’s hedged rate of exchange. Set forth below is a reconciliation of profit for the period to EBITDA for each of the periods indicated:

(US$ in millions)	Three months ended 30 June		Six months ended 30 June
	2009	2008	2009	2008
Profit for the period	40.5	36.6	79.6	65.5
Add back:
Income tax expense	15.4	14.9	26.6	26.9
Net interest payable	25.0	19.7	45.5	40.6
Depreciation and amortization	44.5	42.8	91.0	84.6

EBITDA	125.4	114.0	242.7	217.6

EBITDA margin	72.4%	69.6%	72.1%	69.8%

Depreciation and amortization

During the three months ended 30 June 2009, depreciation and amortization was US$44.5m, an increase of US$1.7m, or 4.0%, compared with the three months ended 30 June 2008. The increase is due to depreciation on the third Inmarsat-4 satellite and third Satellite Access Station (“SAS”) in Hawaii, following the commencement of commercial service in January 2009.

Operating profit

As a result of the factors discussed above, operating profit during the three months ended 30 June 2009 was US$80.9m, an increase of US$9.7m, or 13.6%, compared with the three months ended 30 June 2008.

Net interest payable

Net interest payable for the three months ended 30 June 2009 was US$25.0m, an increase of US$5.3m compared with the three months ended 30 June 2008.

Interest payable for the three months ended 30 June 2009 was US$25.7m, an increase of US$5.4m, or 27%, compared with the three months ended 30 June 2008. The increase primarily relates to an unrealized foreign exchange loss on the pension and post-retirement scheme liabilities, due to the movement of the US dollar exchange rate during the period and an increase in interest incurred on interest rate swaps in place during the three months ended 30 June 2009. Partly offsetting this increase was a credit of US$0.9m in the three months ended 30 June 2009, following the application of IAS 23 (as revised), ‘Borrowing Costs’ from 1 January 2008. Borrowing costs attributable to the construction of assets which take a substantial period of time to get ready for intended use (“qualifying assets”) will be capitalized and added to the cost of those assets. Although we applied IAS 23 (as revised) from 1 January 2008, we did not capitalize any interest during the three months ended 30 June 2008.

Interest receivable for the three months ended 30 June 2009 was US$0.7m, an increase of US$0.1m, or 16.7%, compared with the three months ended 30 June 2008. The increase relates to an increase in intercompany interest receivable.

Profit before tax

As a result of the factors discussed above, profit before tax during the three months ended 30 June 2009 was US$55.9m, an increase of US$4.4m, or 8.5% compared with the three months ended 30 June 2008.

Income tax expense

The tax charge for the three months ended 30 June 2009 was US$15.4m, compared with US$14.9m for the three months ended 30 June 2008. The increase in the tax charge is largely driven by the increase in profits for the three months ended 30 June 2009. This increase was partly offset by the reversal of a previously held deferred tax liability and the reduction in the projected UK Corporation Tax rate from 28.5% to 28%. As a result the effective tax rate decreased from 28.9% for the three months ended 30 June 2008 to 27.5% for the three months ended 30 June 2009.

Profit for the period

As a result of the factors discussed above, profit for the three months ended 30 June 2009 was US40.5m, an increase of US$3.9m, or 10.7% compared with the three months ended 30 June 2008.

Liquidity and capital resources

The Group maintains a prudent approach to its level of debt and is well positioned to access capital markets when needed to meet our financing needs. The Group has no debt maturities in 2009 and the majority of our debt does not fall due until 2012 and beyond. In July 2009, Inmarsat Investments Limited signed a new US$500.0m forward starting senior credit facility which will mature in May 2012 and will replace Inmarsat’s existing senior credit facility which matures in May 2010.

The Group has significant headroom to all of the financial covenants in our existing debt and we expect to be able to operate comfortably within these covenants during the year. In addition our business remains highly cash-generative, meaning we can maintain strong liquidity and continue to fund dividends to our parent company.

The Group had Net Borrowings at 30 June 2009 of US$974.3m primarily comprising Senior Credit Facility drawings of US$365.0m, Senior Notes of US$163.7m (net of US$146.7m Senior Notes held by the Group, being 47.3% of the aggregate principal amount outstanding), Senior Discount Notes of US$450.0m and deferred satellite payments of US$51.4m, net of cash and cash equivalents of US$56.8m.

The total borrowings figures disclosed in note 5 can be reconciled to the Net Borrowings figure above as follows:

(US$ in millions)	As at 30 June 2009	As at 31 December 2008
Total borrowings	1,031.1	1,051.5
Cash and cash equivalents	(56.8)	(51.2)

Net Borrowings (gross of deferred finance costs)	974.3	1,000.3

The table below shows the condensed consolidated cash flow for the Group for the three and six months ended 30 June 2009:

(US$ in millions)	Three months ended 30 June		Six months ended 30 June
	2009	2008	2009	2008
Net cash from operating activities	138.9	103.4	239.6	178.0
Net cash used in investing activities excluding capital expenditure	(3.4)	(5.6)	(11.5)	(14.3)
Capital expenditure	(25.1)	(24.3)	(65.2)	(85.6)
Net cash used in financing activities	(141.1)	(49.2)	(152.1)	(87.9)
Foreign exchange adjustment	(0.4)	—	0.1	—

Net (decrease)/increase in cash and cash equivalents	(31.1)	24.3	10.9	(9.8)

Net cash generated from operating activities during the three months ended 30 June 2009 was US$138.9m compared to US$103.4m during the three months ended 30 June 2008. The increase primarily relates to increased EBITDA and movements in working capital.

Net cash used in investing activities, excluding capital expenditure, during the three months ended 30 June 2009 was US$3.4m compared with US$5.6m for the three months ended 30 June 2008. The decrease relates to work performed by the Group and capitalized which has decreased due to a shift in work from our BGAN and Inmarsat-4 programmes to the development of the GSPS network and terminals and the Alphasat satellite project.

Capital expenditure during the three months ended 30 June 2009 was US$25.1m compared to US$24.3m for the three months ended 30 June 2008. There has been a shift in capital expenditure from milestone payments in respect of the Inmarsat-4 satellite and the third SAS in Hawaii, to expenditure on the GSPS network and terminals and the Alphasat satellite project. Cash used in investing activities may fluctuate with the timing of milestone payments.

Net cash used in financing activities during the three months ended 30 June 2009 was US$141.1m compared to US$49.2m for the three months ended 30 June 2008. During the three months ended 30 June 2009, the Group repaid US$25.0m principal of its Senior Credit Facility, compared to the three months ended 30 June 2008 where the Group made a net draw down on its Revolving Senior Credit Facility of US$60.0m. During the three months ended 30 June 2009, the Group paid cash interest of US$23.3m to holders of our Senior Discount Notes. This payment of interest during the quarter was the first payment in cash that we have made to holders of these notes. Prior to November 2008, the principal amount outstanding under the notes accreted in value each May and November, but note holders did not receive any cash payments of interest. Since November 2008, interest payments accrue and are paid in cash each May and November, but the principal amount outstanding will remain fixed at US$450.0m for the remaining term of the notes. During the three months ended 30 June 2009 the Group also paid dividends of US$86.5m (three months ended 30 June 2008: US$104.1m) and paid intercompany funding of US$1.0m (three months ended 30 June 2008: US$nil).

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Free cash flow

The Group generated positive free cash flow of US$81.7m for the three months ended 30 June 2009, an increase of US$13.0m, or 18.9%, compared with the three months ended 30 June 2008. The increase is attributable to increased EBITDA and movements in working capital, partially offset by an increase in net cash interest paid during the three months ended 30 June 2009.

The table below shows the free cash flow for the Group for the three months ended 30 June 2009:

(US$ in millions)	Three months ended 30 June		Six months ended 30 June
	2009	2008	2009	2008
Net cash from operating activities	138.9	103.4	239.6	178.0
Capital expenditure	(25.1)	(24.3)	(65.2)	(85.6)
Capitalized operating costs	(3.4)	(5.6)	(10.3)	(13.0)
Net cash interest paid	(28.5)	(4.8)	(39.5)	(18.0)
Cash tax paid	(0.2)	—	(0.3)	(0.2)

Free cash flow	81.7	68.7	124.3	61.2

Recent Events

Subsequent to 30 June 2009, other than the events discussed above, there have been no other material events which would affect the information reflected in the condensed consolidated financial results of the Group.

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

(unaudited)

(US$ in millions)	Three months ended 30 June		Six months ended 30 June
	2009	2008	2009	2008
Revenue	173.2	163.7	336.6	311.6
Employee benefit costs	(27.3)	(25.9)	(52.7)	(51.7)
Network and satellite operations costs	(9.8)	(9.9)	(19.6)	(18.8)
Other operating costs	(15.3)	(19.9)	(31.4)	(34.7)
Work performed by the Group and capitalized	4.6	6.0	9.8	11.2

EBITDA	125.4	114.0	242.7	217.6
Depreciation and amortization	(44.5)	(42.8)	(91.0)	(84.6)

Operating profit	80.9	71.2	151.7	133.0
Interest receivable and similar income	0.7	0.6	1.5	1.1
Interest payable and similar charges	(25.7)	(20.3)	(47.0)	(41.7)

Net interest payable	(25.0)	(19.7)	(45.5)	(40.6)

Profit before income tax	55.9	51.5	106.2	92.4
Income tax expense	(15.4)	(14.9)	(26.6)	(26.9)

Profit for the period	40.5	36.6	79.6	65.5

CONDENSED CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(unaudited)

(US$ in millions)	Three months ended 30 June		Six months ended 30 June
	2009	2008	2009	2008
Profit for the period	40.5	36.6	79.6	65.5

Gains on cash flow hedges	31.7	10.0	39.8	3.1
Actuarial losses from pension and post retirement healthcare benefits	(15.1)	(11.3)	(15.1)	(11.3)
Tax (charged)/credited directly to equity	(4.2)	0.9	(6.1)	2.7

Net gains/(losses) recognized directly in equity	12.4	(0.4)	18.6	(5.5)

Total recognized income for the period	52.9	36.2	98.2	60.0

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

(US$ in millions)	As at 30 June 2009 (unaudited)	As at 31 December 2008 (audited)
Assets

Non-current assets
Property, plant and equipment	1,282.1	1,308.3
Intangible assets	523.6	513.7
Deferred income tax assets	36.5	28.1
Derivative financial instruments	14.1	8.6

	1,856.3	1,858.7

Current assets
Cash and cash equivalents	56.8	51.2
Trade and other receivables	243.0	229.1
Inventories	2.8	5.0
Derivative financial instruments	8.4	1.1

	311.0	286.4

Total assets	2,167.3	2,145.1

Liabilities
Current liabilities
Borrowings	375.4	205.9
Trade and other payables	121.4	122.4
Provisions	0.7	—
Current income tax liabilities	55.9	15.5
Derivative financial instruments	8.1	31.7

	561.5	375.5

Non-current liabilities

Borrowings	645.1	833.3
Other payables	15.0	14.3
Provisions	47.0	27.5
Derivative financial instruments	26.1	37.5

	733.2	912.6

Total liabilities	1,294.7	1,288.1

Net assets	872.6	857.0

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	346.1	346.1
Other reserves	346.3	313.7
Retained earnings	179.8	196.8

Total shareholders’ equity	872.6	857.0

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

(US$ in millions)	Three months ended 30 June		Six months ended 30 June
	2009	2008	2009	2008
Cash flow from operating activities
Cash generated from operations	139.0	103.1	239.7	177.5
Interest received	0.1	0.3	0.2	0.7
Income taxes paid	(0.2)	—	(0.3)	(0.2)

Net cash from operating activities	138.9	103.4	239.6	178.0

Cash flow from investing activities
Purchase of property, plant and equipment	(25.1)	(24.3)	(65.2)	(85.6)
Work performed by the Group and capitalized	(3.4)	(5.6)	(10.3)	(13.0)
Consideration under ACeS collaboration arrangement	—	—	(1.2)	(1.3)

Net cash used in investing activities	(28.5)	(29.9)	(76.7)	(99.9)

Cash flow from financing activities
Dividends paid	(86.5)	(104.1)	(86.5)	(104.1)
Repayment of Senior Credit Facility	(25.0)	—	(25.0)	—
Net drawdown of Revolving Senior Credit Facility	—	60.0	—	90.0
Interest paid on Senior Notes, Senior Discount Notes and Facilities	(28.6)	(5.1)	(39.7)	(18.7)
Purchase of Senior Notes	—	—	—	(55.1)
Intercompany funding	(1.0)	—	(0.9)	—

Net cash used in financing activities	(141.1)	(49.2)	(152.1)	(87.9)

Foreign exchange adjustment	(0.4)	—	0.1	—

Net (decrease)/increase in cash and cash equivalents	(31.1)	24.3	10.9	(9.8)

Movement in cash and cash equivalents
At beginning of period	87.5	(2.5)	45.5	31.6
Net (decrease)/increase in cash and cash equivalents	(31.1)	24.3	10.9	(9.8)

As reported on balance sheet (net of bank overdrafts)	56.4	21.8	56.4	21.8

At end of period, comprising
Cash and cash equivalents per the balance sheet	56.8	22.0	56.8	22.0
Bank overdrafts	(0.4)	(0.2)	(0.4)	(0.2)

	56.4	21.8	56.4	21.8

INMARSAT HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

(US$ in millions)	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
Balance at 1 January 2008 (audited)	0.4	346.1	333.4	7.2	687.1
Profit for the year	—	—	—	356.1	356.1
Dividend payable	—	—	—	(159.6)	(159.6)
Actuarial losses from pension and post-retirement benefits	—	—	—	(11.0)	(11.0)
Share option charge	—	—	7.3	—	7.3
Fair value losses – cash flow hedges	—	—	(37.5)	—	(37.5)
Tax credited directly to equity	—	—	10.5	4.1	14.6

Balance at 31 December 2008 (audited)	0.4	346.1	313.7	196.8	857.0

Profit for the period	—	—	—	79.6	79.6
Dividend payable	—	—	—	(86.5)	(86.5)
Actuarial losses from pension and post-retirement benefits	—	—	—	(15.1)	(15.1)
Share option charge	—	—	3.9	—	3.9
Fair value gains – cash flow hedges	—	—	39.8	—	39.8
Tax (charged)/credited directly to equity	—	—	(11.1)	5.0	(6.1)

Balance at 30 June 2009 (unaudited)	0.4	346.1	346.3	179.8	872.6

Notes to the Condensed Consolidated Financial Statements

1. General information

The principal activity of Inmarsat Holdings Limited and its subsidiaries (together “the Group”) is the provision of mobile satellite communications services.

These unaudited condensed consolidated financial results were approved for issue by the Board of Directors on 6 August 2009.

The financial information for the year ended 31 December 2008 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for the year ended 31 December 2008 has been delivered to the Registrar of Companies. The auditors’ report on those accounts was not qualified and did not contain statements under Section 237(2) or 237(4) of the Companies Act 1985.

2. Principal accounting policies

Basis of preparation

The unaudited Group results for the three and six months ended 30 June 2009 have been prepared on a basis consistent with the International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standards (“IAS”) 34, ‘Interim Financial Reporting’.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the most recent annual financial statements, which are for the year ended 31 December 2008, as filed with the SEC on Form 20-F on 29 April 2009 (the “Form 20-F”). The unaudited condensed consolidated interim financial statements are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under IFRS, as set out on pages F2 to F42 of the Form 20-F. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and six months ended 30 June 2009 are not necessarily indicative of the results that may be expected for the year ending 31 December 2009. The consolidated balance sheet as at 31 December 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by IFRS for complete financial statements.

The Group has a robust and resilient business model, strong free cash flow generation and is compliant with all covenants. As a consequence and despite the current uncertain economic outlook, the Directors believe that the Group is well placed to manage its business risks successfully. After considering current financial projections and facilities available and after making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Group continues to adopt the going concern basis in preparing the consolidated financial statements.

Basis of accounting

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates.

Accounting policies adopted in preparing these condensed consolidated financial statements have been selected in accordance with IFRS.

On 1 January 2009, the Group adopted IFRS 8, ‘Operating Segments’. IFRS 8 replaces IAS 14, ‘Segment Reporting’ and requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by senior management to allocate resources to the segments and to assess their performance. The segments identified in accordance with IFRS 8 are consistent with those previously disclosed under IAS 14. Therefore, there is no material impact of adopting IFRS 8 in these consolidated financial results.

3. Segmental information

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Executive Management Board (“EMB”) to allocate resources and assess performance. Information reported to the EMB is focused on the core operation of the Group being the supply of mobile satellite communications services (“MSS”). MSS therefore represents the one reportable segment of the Group.

MSS revenue is derived from the supply of airtime, equipment and services to our distribution partners and end-users of mobile satellite communications and represents the Group’s revenues from its sale of major products and services to external customers.

“Other” principally comprises income from technical support to other operators, the provision of conference facilities, leasing surplus office space to external organizations. ‘Other’ also includes Group borrowings and the related interest expense.

Primary reporting format—business segments

(US$ in millions)	Three months ended 30 June 2009 (unaudited)			Three months ended 30 June 2008 (unaudited)
	MSS	Other	Total	MSS	Other	Total
Revenue	170.9	2.3	173.2	161.5	2.2	163.7

Segment result (operating profit)	80.6	0.3	80.9	71.0	0.2	71.2
Net interest charged to the income statement	—	(25.0)	(25.0)	—	(19.7)	(19.7)

Profit before income tax			55.9			51.5
Income tax expense			(15.4)			(14.9)

Profit for the period			40.5			36.6

Segment assets	2,074.0	93.3	2,167.3	2,027.9	22.0	2,049.9
Segment liabilities	(218.3)	(1,076.4)	(1,294.7)	(169.5)	(1,233.9)	(1,403.4)
Capital expenditure(a)	(28.1)	—	(28.1)	(32.8)	—	(32.8)
Depreciation	(39.9)	—	(39.9)	(37.3)	—	(37.3)
Amortization of intangible assets	(4.6)	—	(4.6)	(5.5)	—	(5.5)

(a)	Capital expenditure stated using accruals basis.

3. Segmental information (continued)

(US$ in millions)	Six months ended 30 June 2009 (unaudited)			Six months ended 30 June 2008 (unaudited)
	MSS	Other	Total	MSS	Other	Total
Revenue	332.6	4.0	336.6	307.6	4.0	311.6

Segment result (operating profit)	151.7	—	151.7	133.0	—	133.0
Net interest charged to the income statement	—	(45.5)	(45.5)	—	(40.6)	(40.6)

Profit before income tax			106.2			92.4
Income tax expense			(26.6)			(26.9)

Profit for the period			79.6			65.5

Segment assets	2,074.0	93.3	2,167.3	2,027.9	22.0	2,049.9
Segment liabilities	(218.3)	(1,076.4)	1,294.7	(169.5)	(1,233.9)	(1,403.4)
Capital expenditure(a)	(74.8)	—	(74.8)	(87.1)	—	(87.1)
Depreciation	(80.8)	—	(80.8)	(73.6)	—	(73.6)
Amortization of intangible assets	(10.2)	—	(10.2)	(11.0)	—	(11.0)

(a)	Capital expenditure stated using accruals basis.

4. Net interest payable

(US$ in millions)	Three months ended 30 June (unaudited)		Six months ended 30 June (unaudited)
	2009	2008	2009	2008
Interest on Senior Discount Notes	(11.6)	(10.8)	(23.3)	(21.4)
Interest on Senior Notes and Senior Credit Facility	(5.6)	(6.5)	(11.5)	(15.3)
Unwinding of discount on deferred satellite liabilities	(0.8)	(0.7)	(1.5)	(1.4)
Amortization of debt issue costs	(1.2)	(0.9)	(2.1)	(1.8)
Pension and post-retirement liability finance costs	(4.3)	(0.3)	(4.5)	(0.4)
Other interest	(0.4)	(0.3)	(0.6)	(0.5)
Interest rate swaps	(2.7)	(0.8)	(5.1)	(0.9)

Interest payable and similar charges	(26.6)	(20.3)	(48.6)	(41.7)
Less: Amounts included in the cost of qualifying assets	0.9	—	1.6	—

Total interest payable and similar charges	(25.7)	(20.3)	(47.0)	(41.7)

Bank interest receivable and other interest	0.7	0.6	1.5	1.1

Total interest receivable and similar income	0.7	0.6	1.5	1.1

Net interest payable	(25.0)	(19.7)	(45.5)	(40.6)

5. Borrowings

Borrowings are shown net of unamortized deferred finance costs, which have been allocated as follows:

(US$ in millions)	As a 30 June 2009 (unaudited)			As at 31 December 2008 (audited)
	Amount	Deferred finance costs	Net balance	Amount	Deferred finance costs	Net balance
Current:
Bank overdrafts	0.4	—	0.4	5.7	—	5.7
Deferred satellite payments	10.4	—	10.4	10.2	—	10.2
Senior Credit Facility	365.0	(0.4)	364.6	190.0	—	190.0

Total current borrowings	375.8	(0.4)	375.4	205.9	—	205.9
Non-current:
Senior Credit Facility	—	—	—	200.0	(0.6)	199.4
Senior Discount Notes	450.0	(5.6)	444.4	450.0	(6.2)	443.8
Senior Notes	163.7	(4.6)	159.1	163.7	(5.5)	158.2
Premium on Senior Notes	0.6	—	0.6	0.7	—	0.7
Deferred satellite payments	41.0	—	41.0	31.2	—	31.2

Total non-current borrowings	655.3	(10.2)	645.1	845.6	(12.3)	833.3

Total Borrowings	1,031.1	(10.6)	1,020.5	1,051.5	(12.3)	1,039.2

Cash and cash equivalents	(56.8)	—	(56.8)	(51.2)	—	(51.2)

Net Borrowings	974.3	(10.6)	963.7	1,000.3	(12.3)	988.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: August 6, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE II plc

Date: August 6, 2009	By:	/S/ RICK MEDLOCK
Rick Medlock Chief Financial Officer